Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AS DEFINED UNDER THE MARKET ABUSE REGULATION (EU) NO. 596/2014. UPON PUBLICATION OF THIS ANNOUNCEMENT THIS INFORMATION IS NOW CONSIDERED IN THE PUBLIC DOMAIN.

Mereo BioPharma Announces Completion of $70 Million Private Placement

Plans to Develop Etigilimab (Anti-TIGIT) Alongside Rare Disease Product Portfolio

London and Redwood City, Calif., June 4, 2020 – Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH) today announces the completion of a $70 million (£56 million) private placement (the “Fundraising”) with a number of new and existing U.S based institutional and accredited investors. OrbiMed led the Fundraising with participants including Vivo Capital, Surveyor Capital (a Citadel company), Pontifax Venture Capital, Samsara BioCapital, Commodore Capital, and funds managed by Janus Henderson Investors alongside existing investors Boxer Capital of Tavistock Group and Aspire Capital Fund, LLC.

Highlights

•	Private placement completed raising $70.0 million (£56.0 million) before expenses.

•	New Ordinary Shares and Convertible Loan Notes issued provide the Company with certainty of receiving the full amount of the proceeds of the private placement at closing.

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89,144,630 new Ordinary Shares have been placed at the Issue Price to raise $19.4 million (£15.5 million) before expenses, utilising share authorities granted on 2 June 2016 and 19 June 2019 and issued on a non-pre-emptive basis.

•	Convertible Loan Notes have been issued in an aggregate principal amount $50.6 million (£40.5 million) to complete the Fundraising.

•	Price per Placing Share of 17.4 pence.

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Investors have received conditional Warrants to subscribe for further Ordinary Shares in an aggregate number equal to 50 per cent of both the new Ordinary Shares purchased by that investor in the Placing and the Ordinary Shares issuable upon conversion of the Convertible Loan Notes purchased by that investor in the Fundraising, with an exercise price of 34.8 pence ($0.44) each. The Warrants will be capable of being exercised for a period of 3 years after the date on which the Resolutions are passed.

•	SVB Leerink acted as the exclusive placement agent to the Company in connection with the Fundraising.

Mereo is also announcing today plans to advance etigilimab (Anti-TIGIT) into a Phase 1b study in Q4 2020 alongside progressing its rare disease product portfolio. This is based on the Company’s existing promising clinical data with etigilimab as well as the increasing interest in TIGIT as an immuno-oncology target. The Company intends to complete a strategic partnership for setrusumab for the treatment of osteogenesis imperfecta (“OI”) prior to initiation of the pivotal Phase 3 study and to complete the ongoing Phase 2 study of alvelestat for the treatment of alpha-1 antitrypsin deficiency (“AATD”), with topline data currently expected in 2H 2021.

Dr. Denise Scots-Knight, Chief Executive Officer of Mereo, said, “We are delighted to have attracted the support of such a broad range of high-quality institutional investors. We are pleased to also be announcing today that we plan to progress etigilimab into a Phase 1b study and believe etigilimab has the potential to target a significant unmet need in oncology. We look forward to progressing etigilimab, setrusumab and alvelestat further and believe this Fundraising leaves Mereo extremely well placed to progress on our strategy.”

Etigilimab (Anti-TIGIT)

Etigilimab is an antibody against TIGIT (T-cell immunoreceptor with Ig and ITIM domains). TIGIT is a next generation checkpoint receptor shown to block T-cell activation and the body’s natural anti-cancer immune response. Etigilimab is an IgG1 monoclonal antibody which binds to the human TIGIT receptor on immune cells with a goal of improving the activation and effectiveness of T-cell and NK cell anti-tumor activity. Mereo completed a Phase 1a dose escalation clinical trial with etigilimab in patients with advanced solid tumors and enrolled patients in a Phase 1b study in combination with nivolumab in selected tumor types.

23 patients were treated in the Phase 1a dose escalation study with doses up to 20mg/kg Q2W. Tumor types included colorectal cancer, endometrial cancer, pancreatic cancer and other tumor types. No dose limiting toxicities were observed. In the Phase 1b combination study, a total of ten patients, nine of whom had progressed on prior anti-PD1/PD-L1 therapies were enrolled at doses of 3, 10, and 20 mg/kg. Eight patients were evaluable for tumor growth assessment, and all of these patients had progressed on PD1/PD-L1 therapies with best responses including two patients with a partial response and stable disease. Patients remained on study for up to 224 days. No dose limiting toxicities (DLTs) were observed and the most common related adverse events included fatigue, rash, and pruritis.

The Company

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. Mereo’s lead oncology product candidate, etigilimab (“Anti-TIGIT”), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. Mereo’s rare disease product portfolio consists of setrusumab, which has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (“OI”), as well as alvelestat, which is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (“AATD”).

Additional Information

The person responsible for arranging the release of this information on behalf of the Company is Charles Sermon, General Counsel.

Forward-Looking Statements

This Announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this Announcement are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties (some of which are significant or beyond its control) and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in its Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission (the “SEC”) and those described in other documents the Company may publish from time to time should be carefully considered.

The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo’s shareholders will be able to obtain a copy of the Circular (when available) from the Company’s website at www.mereobiopharma.com.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

Cantor Fitzgerald Europe (Nominated Adviser and Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

Burns McClellan (US Public Relations Adviser to Mereo)	+01 (0) 212 213 0006
Lisa Burns
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)	+44 (0)20 3727 1000
Simon Conway
Ciara Martin

Investors	investors@mereobiopharma.com

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